SIMPSON THACHER & BARTLETT LLP

GAIKOKUHO JIMU BENGOSHI JIMUSHO

ARK MORI BUILDING - 37TH FLOOR

12-32, AKASAKA 1-CHOME

MINATO-KU, TOKYO 107-6037, JAPAN

81-3-5562-6200

FACSIMILE: 81-3-5562-6202	E-MAIL ADDRESS

DIRECT DIAL: 81-3-5562-6211	dsneider@stblaw.com

January 18, 2008

BY EDGAR

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-5546

U.S.A.

Re:	Mizuho Financial Group, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2007

Filed August 10, 2007

File No. 001-33098

Dear Ms. Blye:

We are writing this letter on behalf of our client, Mizuho Financial Group, Inc. (the “Company,” which term shall include its consolidated subsidiaries, as the context may require), in response to your letter, dated November 29, 2007, addressed to Terunobu Maeda, the Company’s President and CEO, relating to the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2007 (the “2007 Form 20-F”) and our letter to you dated October 12, 2007 (the “Response Letter”) that responded to the Staff’s comments in your earlier letter dated September 21, 2007.

The Company’s responses to the Staff’s comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates (with responses to comments 2 and 3 combined into one response).

1.	We note the general statement in your transmittal letter dated October 12, 2007 that you request confidential treatment of the shaded portions of Annex A to the Response Letter “in order for the Company to comply with relevant Japanese laws.” Please describe and discuss for us the provision(s) of Japanese law to which you refer, including the reasons you believe those provisions make it appropriate for the referenced information to be treated confidentially.

Response

In connection with the preparation of the Response Letter, the Company concluded, after consultation with its Japanese legal counsel, that disclosure of the bank names referred to in Annex A to the Response Letter to the general public through EDGAR would violate the confidentiality obligations relating to customer information applicable to Japanese financial institutions. Japanese legal counsel has advised that it is well established through Japanese court decisions that financial institutions may not, without legitimate reason, disclose to third parties any information regarding transactions with customers or any information obtained in connection with such transactions, and financial institutions that breach this obligation would be subject to liability for any damages to the customer. While there is no provision on point within the Banking Law of Japan (the primary statute applicable to banking in Japan), there is a general consensus among legal scholars and practitioners that financial institutions are subject to the above confidentiality obligation based on general legal doctrines under the Civil Code of Japan. The Company believes that these Japanese legal requirements make it appropriate for the referenced information to be treated confidentially.

2.	We note your response to prior comment one and the reference to trade financing and interbank transactions that you engage in “from time to time” in Cuba, North Korea, Sudan and Syria. Please expand your response to discuss the materiality to you of these business activities, in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Please describe the extent to which the governments of Cuba, North Korea, Sudan or Syria or entities controlled by them are intermediaries or receive financing in connection with your operations associated with these countries.

3.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, North Korea, Syria and Sudan. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

Response

Based on the Company’s review of its records in response to the above comments, the total outstanding balance of transactions related to trade financing transactions with counterparties domiciled in, or directly relating to, Cuba, North Korea, Syria or Sudan (the “Specified Countries”) as of September 30, 2007 was approximately $17 million, which consisted of negotiation (finance) of export documents with respect to exports to Cuba and Sudan, and issuances of letters of credit with respect to imports from Sudan, by Japanese companies. Similarly, based on the Company’s review of its records in response to comment one in your letter dated September 21, 2007, interbank transactions that involved banks domiciled in the Specified Countries as of August 31, 2007 consisted of a total of approximately $24 million in funds received from two Syrian banks in interbank money-market transactions. Thus, the assets and liabilities related to the above activities represented a negligible portion of the Company’s overall assets and liabilities. Because the Company does not maintain specific records of the revenues associated with the Specified Countries, it would be impractical and extremely burdensome for the Company to ascertain the amount of such revenues. However, the Company believes that the amount of such revenues constitutes a negligible portion of its total revenues, based in part on the level of its assets and liabilities associated with the Specified Countries. Accordingly, the Company believes that its activities with counterparties domiciled in, or directly relating to, the Specified Countries are quantitatively immaterial to its business and do not represent, either individually or in the aggregate, a material risk to the Company’s financial condition or results of operations.

Because some banks in the Specified Countries are state owned, the Company’s trade financing and interbank transactions involving the Specified Countries that it enters into from time to time include transactions that also involve entities controlled by the governments of the Specified Countries. Based on the Company’s review of its records in response to comment one in your letter dated September 21, 2007, the Company had no loans or similar extensions of credit with any counterparty in the Specified Countries as of August 31, 2007.

With respect to transactions related to the Specified Countries, the Company maintains procedures and controls to comply with laws and regulations applicable to transactions involving countries designated as state sponsors of terrorism by the U.S. Department of State, including the economic sanctions programs administered and enforced by the Office of Foreign Assets Control as well as Japanese regulations relating to transactions involving North Korea.

Based upon the Company’s evaluation of its trade financing and interbank transactions related to the Specified Countries, including the quantitative factors as well as the nature of the various transactions and their counterparties, together with its compliance procedures and controls, each as set forth above, the Company does not believe that its business activities associated with the Specified Countries are material to it, in light of such countries’ status as state sponsors of terrorism, nor does it believe that the activities constitute a material investment risk to its security holders.

Further, the Company does not believe that any of its business activities related to the Specified Countries would be qualitatively material to a reasonable investor in making an investment decision, including the potential impact of such activities upon its reputation or share value. The Company believes that a reasonable investor would expect major Japanese banks such as the Company to be engaging occasionally in trade financing transactions and maintaining limited banking relationships involving countries with respect to which commercial transactions are not prohibited by the Japanese government. The Company does recognize that some investors or potential investors may be particularly sensitive to investing in companies engaging in any transaction involving countries designated as state sponsors of terrorism, and a dedicated risk factor in its 2007 Form 20-F highlights the risks relating to transactions with counterparties in such countries.

*  *  *

In connection with responding to the comments of the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any assistance to the Staff in connection with its review of the responses above, please do not hesitate to contact, by fax or by email, David Sneider (fax: +81-3-5562-6202; email: dsneider@stblaw.com) or Taki Saito (fax: +81-3-5562-6202; tsaito@stblaw.com).

Very truly yours,

/s/ David Sneider
David Sneider

cc:	James Lopez (Securities and Exchange Commission)

Mizuho Financial Group, Inc.

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